James F. McCabe

Sr. Vice President and CFO

TRIUMPH

July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549-3561

Attention: Sisi Cheng and Kevin Stertzel

Re: Triumph Group Inc.

Form 10-K for the Fiscal Year Ended March 31, 2025

Filed May 28, 2025

File No. 001-12235

Dear Ms. Cheng and Mr. Stertzel:

This letter responds to the comments set forth in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 2, 2025, to James F. McCabe, Jr., Senior Vice President and Chief Financial Officer of Triumph Group, Inc. (“our,” “we” or the "Company"), regarding the Company's report listed above. For your convenience, we have restated the text of each of the Staff's comments below in bold and have provided the Company's response below the comments. Additionally, we plan to make all of the enhanced disclosures noted below on a prospective basis in future filings in which the related disclosures are required.

Form 10-K for the Fiscal Year Ended March 31, 2025

Notes to Consolidated Financial Statements

Note 20. Segments, page 81

1.
We note your disclosure on page 81 that your CODM uses Adjusted EBITDAP as a primary measure of segment profitability to evaluate the segment performance and allocate resources. Please revise your future filings to more fully explain how the CODM uses the reported measure of segment profit or loss. Refer to ASC 280-10-50-29(f) and 47(bb).

RESPONSE:

We acknowledge the Staff’s comment on the disclosure requirements related to the reported measure of segment profit or loss that the chief operating decision maker (“CODM”) uses to assess the performance of its segments and allocate resources. In

TRIUMPH 555 E. Lancaster Avenue, Radnor, PA 19087 | Tel: 610.251.1000 Fax: 610.251.1555 | jfmccabe@triumphgroup.com

response to the Staff’s comment, we will update our future filings requiring these disclosures to include the following:

The CODM utilizes earnings before interest, income taxes, consideration payable to customer related to divestiture, depreciation and amortization, and pension (“Adjusted EBITDAP”) as a primary measure of segment profitability to evaluate the performance of its segments and allocate resources, predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances using segment Adjusted EBITDAP when making decisions about allocating capital and personnel to the segments. The CODM also uses segment Adjusted EBITDAP to assess performance.

2.
We note your disclosure on page 83 that other segment items include items such as cost of goods sold and selling, general and administrative expenses. Please tell us how you considered disclosing the amounts and providing qualitative description of all the significant components of other segment items in accordance with paragraph ASC 280-10-50-26B and 26C.

RESPONSE:

We acknowledge the Staff’s comment on the “other segment items” disclosures required in accordance with ASC 280-50-26B and 26C. We respectively advise the Staff that we determined the “other segment items” to be predominantly comprised of cost of goods sold and selling, general and administrative expense (“SG&A”)—each such amount excluding depreciation and amortization for each segment.

The reason for this determination is because our CODM is not regularly provided the information about each segment’s cost of goods sold and SG&A excluding depreciation and amortization expenses. Pursuant to paragraph ASC 280-10-50-26B, such expenses would be considered “other segment items” for purposes of the segment reporting disclosures. Furthermore, the Company provides the amount and qualitative description of the composition of “other segment items” on page 81 and page 83 in footnote (1), respectively, for each segment pursuant to paragraph ASC 280-10-50-26C.

3.
We note your reconciliation of the segment SG&A to the consolidated SG&A on pages 84 and 85. Please revise your future filings to separately identify and describe all significant reconciling items. Refer to ASC 280-10-50-32.

RESPONSE:

We respectively advise the Staff that our CODM is regularly provided a single expense amount which represents the total of SG&A expense and depreciation and amortization expense for each segment. However, the depreciation and amortization expense by segment is not included in the reported measure of our segment profit or loss and is also not regularly provided to the CODM. To provide investors with more detailed expense information, we have voluntarily provided on page 84 the total amount of segment SG&A expense and depreciation and amortization expense and reconciled such amount to the consolidated SG&A amount.

We acknowledge the Staff’s comment on this reconciliation disclosure and plan to revise the description of the reconciliation in our future filings requiring this disclosure to provide enhanced disclosure of the nature of the expenses represented in the table—that is, a single expense amount inclusive of SG&A expense and depreciation and amortization expense.

If you should have any questions regarding the Company’s responses, please do not hesitate to contact me at (610) 251-1000 or Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

Sincerely,

/s/ James F. McCabe_______

James F. McCabe

Sr. Vice President and CFO

cc: Raquel Fox

Skadden, Arps, Slate, Meagher & Flom LLP